Goldman Sachs Funds

INTERNET TOLLKEEPER FUND[SM]

Annual Report December 31, 2001

Long-term growth of capital

through companies that are

strategically positioned to benefit

from the expansion of the Internet.

Goldman Sachs

Market Overview

Dear Shareholder,

During the one-year reporting period the overall U.S. equity market faltered, due in part to a weakening economy, declining corporate profits and the issues surrounding the September 11, 2001 terrorist attacks.

Economic Review

After a 10-year economic expansion — the longest in the country's history — growth in the U.S. rapidly declined throughout the year. In an attempt to prevent a recession, the Federal Reserve Board (the "Fed") lowered short-term interest rates on 11 separate occasions. By the end of December, the federal funds rate (the rate U.S. banks charge each other for overnight loans) had fallen 4.75% and stood at 1.75% — a 40 year low.

Despite the Fed's looser monetary policy, there was simply not enough demand for companies' products and services to drive the economy. In addition, the events of September 11 further shook the nation. By the fourth quarter, economists "officially" declared that the U.S. had entered a recession.

Market Review

The U.S. equity markets experienced a difficult 2001. Throughout the year, investors dealt with the abrupt slowdown in the U.S. economy and the resulting sluggish business environment. At the beginning of 2001, the market's weakness was, for the most part, concentrated in the technology sector. The drivers of the precipitous drop in many of this sector's issues were weakening end-market demand, significant inventory build-up and downward earnings revisions. However, as the economy's growth slowed even further, more industries began to report a slowdown in business, and investors sold stocks across the board.

By the end of the year, the broad market, as measured by the S&P 500 Index, fell 11.88% — its first back-to-back decline since 1973 and 1974. After plunging 39% in 2000, the technology-laden NASDAQ Composite Index fell another 21.05% in 2001. There were few areas of solace for equity investors. The Russell 1000 Growth Index declined 20.43%, while the Russell 1000 Value Index fell 5.59%. One of the few bright spots was the small-cap market, as the Russell 2000 Index was the only major index to post a gain during the year — rising a scant 2.49%.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

January 11, 2002

What Differentiates Goldman Sachs Internet Tollkeeper Investment Process?

The Goldman Sachs Internet Tollkeeper Fund seeks to provide investors with a unique solution to investing in the Internet. The Fund invests in established growth companies that are strategically positioned to benefit long-term from the growth of the Internet by providing media/content, backbone/infrastructure, and services to Internet companies and Internet users.

Goldman Sachs' Growth Equity Investment Process

1	STOCK SELECTION

Buy the business:
Make decisions with a view toward owning the business for decades to come

Buy high-quality growth businesses:
- Long product life cycles
- Brand names
- Dominant market share
- Long-term sustainability of earnings

Buy at a discount to the business' true value

2	PORTFOLIO CONSTRUCTION

Team Based:
Input from each team member

Continuous Scrutiny:
Daily review of market, industry and company developments

Low Turnover:
A buy-and-hold strategy

RESULT

Growth stock portfolios that:
- are **strategically positioned** for long-term growth
- are **style** and **capitalization-consistent**
- most investors would feel **comfortable owning** if the market closed for 10 years

This Strategy - Applied to the Internet:

Media/Content	Backbone/Infrastructure
Services	Improved Business Model

Fund Basics

as of December 31, 2001

Assets Under Management

$901.0 Million

Number of Holdings

40

NASDAQ SYMBOLS

Class A Shares

GITAX

Class B Shares

GITBX

Class C Shares

GITCX

Institutional Shares

GITIX

Service Shares

GITSX

PERFORMANCE REVIEW

January 1, 2001– December 31, 2001	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]	NASDAQ Composite Index[2]	Goldman Sachs Internet Index[2]
Class A	−33.53%	−11.88%	−21.05%	−42.23%
Class B	−34.10	−11.88	−21.05	−42.23
Class C	−34.04	−11.88	−21.05	−42.23
Institutional	−33.33	−11.88	−21.05	−42.23
Service	−33.59	−11.88	−21.05	−42.23

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Indexes are unmanaged and do not reflect any fees or expenses. In addition, investors cannot invest directly in the Indexes. The S&P 500 and NASDAQ Composite Indexes reflect the reinvestment of dividends.

STANDARDIZED ANNUAL TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−37.17%	−37.39%	−34.70%	−33.33%	−33.59%
Since Inception[3] (10/1/99)	−11.51	−11.19	−9.98	−8.92	−9.37

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at NAV. These returns reflect a maximum initial sales charge of 5.5% for Class A shares and the assumed deferred sales charge for Class B shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C shares (1% if redeemed within 12 months of purchase). Because Institutional and Service shares do not involve a sales charge, such a charge is not applied to their respective Standardized Total Returns.

Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. In addition, performance does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

The Fund's participation in the Initial Public Offering (IPO) market during its initial start-up phase may have had a magnified impact on the Fund's performance because of its relatively small asset base at start up. As the Fund's assets grow, it is probable that the effect of IPO investments on the Fund's future performance will not be as significant.

TOP 10 HOLDINGS AS OF 12/31/01[4]

Holding	% of Total Net Assets	Line of Business
Viacom, Inc. Class B	6.9%	Entertainment
Microsoft Corp.	6.6	Computer Software
AOL Time Warner, Inc.	5.9	Entertainment
Crown Castle International Corp.	5.3	Wireless
First Data Corp.	4.4	Information Services
Westwood One, Inc.	4.3	Media
VeriSign, Inc.	3.8	Internet
Comcast Corp.	3.8	Media
Liberty Media Corp.	3.5	Media
Clear Channel Communications, Inc.	3.5	Media

[4] The top 10 holdings may not be representative of the Fund's future investments.

Performance Overview

Dear Shareholder,

We are pleased to report on the performance of the Goldman Sachs Internet Tollkeeper Fund^SM. This annual report covers the one-year period ended December 31, 2001.

Performance Review

During the one-year period that ended December 31, 2001, the Fund's Class A, B, C, Institutional and Service classes generated cumulative total returns of –33.53%, –34.10%, –34.04%, –33.33%, and –33.59%, respectively. Over the same time period the Fund's benchmarks, the Goldman Sachs Internet Index, NASDAQ Composite Index, and S&P 500 Index have generated cumulative total returns of –42.23%, –21.05, and –11.88%, respectively.

The U.S. equity markets experienced a difficult year in 2001, and nowhere was this more evident than in the technology sector. Despite a number of short-lived rallies, technology stocks in general fell sharply for the second year in a row. During 2001, the combination of weakening economies — both in the U.S. and abroad — falling demand, and declining profits all took their toll on these issues. In addition, the September 11 terrorist attacks added another layer of uncertainty regarding the sector's prospects in 2002.

Portfolio Positioning

The Fund invests primarily in established growth businesses within the media, telecommunications, technology and Internet sectors.

Portfolio Highlights

The Fund owns a diversified portfolio of media companies, which includes broadcast, cable, and radio providers. AOL Time Warner, Inc. (5.9% of the Fund on December 31, 2001), the global media company, maintains some of the most recognizable brands in the world, combining the leaders in Internet, copyright ownership, movie studios, cable stations, magazine publishing and music. Westwood One, Inc. (4.3%) and Liberty Media Corp. (3.5%) also satisfy our criteria with stable or growing subscriber bases, dominant positions in media segments, strong brand names and recurring revenue streams. While the entire media industry has suffered primarily due to an advertising slowdown, we believe that the Fund is invested in the companies that are positioned to benefit most significantly when there is a recovery.

Portfolio Highlights

■ **Viacom, Inc. —** Viacom's brands include CBS, MTV, Showtime, Infinity Broadcasting, and others. The company is a media powerhouse with leading brands, recurring revenue streams, significant free cash flow generation, predictable and sustainable growth and a strong management team. While Viacom was not immune to the weakness in the media sector during the year, it rallied sharply during the fourth quarter, rising over 50%.

- **Crown Castle International Corp.** — Crown Castle International Corp., an independent owner, operator and developer of wireless communications and broadcast towers is positioned in the sweet spot of wireless beneficiaries. Demand for tower space stems from the proliferation of traditional wireless services, such as cellular and PCS, but also includes demand for new services, including two-way paging, digital TV, digital radio, and wireless data. The company exhibits strong cash flow characteristics, predictable revenue streams and we believe is in a position to benefit regardless of who wins the wireless war.

- **Sabre Holdings Corp.** — As the leading technology provider connecting travel suppliers with agents and travelers, Sabre's booking fees are a direct reflection of travel volume. While we expect a near-term slowdown, we feel the long-term characteristics of Sabre look very attractive. With no debt and sufficient cash levels, we're confident that the company has the ability to weather the current storm.

Portfolio Outlook

The U.S. equity markets were exceptionally volatile throughout 2001. While we previously assumed that the economy would grow modestly each year, we have now changed that assumption to a flat, or more likely a recessionary environment for the next several quarters. This is not a forecast, but rather an assumption so that we can test the strength of our companies under the possible difficult economic environment. Within that, we are re-emphasizing our focus on the balance sheet and cash flows – a practice that we've always done. Most importantly we are analyzing the strategic position of our companies, not only from a marketing standpoint, but from a sustainability standpoint as well.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

January 11, 2002

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on October 1, 1999 (commencement of operations) in Class A Shares (with the maximum sales charge of 5.5%) of the Goldman Sachs Internet Tollkeeper Fund. For comparative purposes, the performance of the Fund's benchmarks (S&P 500 Index, NASDAQ Composite Index and Goldman Sachs Internet Index) are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Internet Tollkeeper Fund's Lifetime Performance

Growth of a $10,000 Investment, with dividends reinvested, from October 1, 1999 to December 31, 2001.



Average Annual Total Return through December 31, 2001	Since Inception	One Year
Class A (commenced October 1, 1999)		
Excluding sales charges	–9.27%	–33.53%
Including sales charges	–11.51%	–37.17%
Class B (commenced October 1, 1999)		
Excluding contingent deferred sales charges	–9.98%	–34.10%
Including contingent deferred sales charges	–11.19%	–37.39%
Class C (commenced October 1, 1999)		
Excluding contingent deferred sales charges	–9.98%	–34.04%
Including contingent deferred sales charges	–9.98%	–34.70%
Institutional Class (commenced October 1, 1999)	–8.92%	–33.33%
Service Class (commenced October 1, 1999)	–9.37%	–33.59%

Statement of Investments

December 31, 2001

Shares	Description	Value
Common Stocks – 100.3%		
Computer Hardware – 7.3%		
946,400	Cisco Systems, Inc.*	$ 17,139,304
995,700	EMC Corp.	13,382,208
982,846	McDATA Corp.*	24,079,727
900,300	Sun Microsystems, Inc.*	11,073,690
		65,674,929
Computer Software – 11.1%		
184,650	Avocent Corp.*	4,477,763
607,770	Intuit, Inc.*	25,988,245
900,970	Microsoft Corp.*	59,707,282
709,700	Oracle Corp.*	9,800,957
		99,974,247
Electrical Equipment – 1.0%		
930,900	American Tower Corp.*	8,815,623
Entertainment – 13.8%		
1,653,750	AOL Time Warner, Inc.*	53,085,375
415,700	Metro-Goldwyn-Mayer, Inc.*	9,103,830
1,408,621	Viacom, Inc. Class B*	62,190,617
		124,379,822
Home Products – 0.6%		
299,980	Energizer Holdings, Inc.*	5,714,619
Information Services – 4.4%		
508,630	First Data Corp.	39,902,024
Internet – 15.9%		
420,900	Check Point Software Technologies Ltd.*	16,789,701
570,900	CheckFree Corp.*	10,276,200
1,362,200	Interwoven, Inc.*	13,267,828
592,990	Sabre Holdings Corp.*	25,113,126
535,000	TMP Worldwide, Inc.*	22,951,500
474,940	Travelocity.com, Inc.*	13,635,527
910,877	VeriSign, Inc.*	34,649,761
387,200	Yahoo!, Inc.*	6,868,928
		143,552,571
Leisure – 2.5%		
1,126,300	Cendant Corp.*	22,086,743
Media – 25.0%		
376,940	Cablevision Systems Corp.	17,885,803
830,250	Cablevision Systems Corp.-Rainbow Media Group*	20,507,175

Shares	Description	Value
Common Stocks – (continued)		
Media – (continued)		
612,434	Clear Channel Communications, Inc.*	$ 31,179,015
956,180	Comcast Corp.*	34,422,480
389,400	EchoStar Communications Corp.*	10,696,818
555,797	Gemstar-TV Guide International, Inc.*	15,395,577
2,259,300	Liberty Media Corp.*	31,630,200
601,800	Univision Communications, Inc.*	24,348,828
1,300,190	Westwood One, Inc.*	39,070,709
		225,136,605
Publishing – 0.8%		
850,464	CNET Networks, Inc.*	7,628,662
Securities/Asset Management – 2.1%		
1,217,450	The Charles Schwab Corp.	18,833,952
Semiconductors – 4.6%		
1,075,680	Integrated Circuit Systems, Inc.*	24,299,611
221,800	Intersil Corp.*	7,153,050
244,800	Xilinx, Inc.*	9,559,440
		41,012,101
Wireless – 11.2%		
4,509,030	Crown Castle International Corp.*	48,156,441
562,700	QUALCOMM, Inc.*	28,416,350
991,930	Sprint Corp. (PCS Group)*	24,213,011
		100,785,802
TOTAL COMMON STOCKS (Cost $1,298,219,537)		$903,497,700
TOTAL INVESTMENTS (Cost $1,298,219,537)		$903,497,700

* Non-income producing security

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Statement of Assets and Liabilities

December 31, 2001

Assets:

Investment in securities, at value (identified cost $1,298,219,537)	$ 903,497,700
Receivables:	
Investment securities sold	7,583,856
Fund shares sold	1,118,812
Dividends	10,173
Other assets	3,743
Total assets	912,214,284

Liabilities:

Due to Custodian	2,818,394
Payables:	
Fund shares repurchased	6,754,425
Amounts owed to affiliates	1,467,061
Accrued expenses	166,393
Total liabilities	11,206,273

Net Assets:

Paid-in capital	2,192,436,723
Accumulated net realized loss on investment transactions	(896,706,875)
Net unrealized loss on investments	(394,721,837)
NET ASSETS	$ 901,008,011
Net asset value, offering and redemption price per share:[a]	
Class A	$7.91
Class B	$7.77
Class C	$7.77
Institutional	$7.98
Service	$7.89
Shares outstanding:	
Class A	41,174,047
Class B	44,411,784
Class C	22,388,912
Institutional	7,019,378
Service	39,097
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	115,033,218

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares is $8.37. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statement of Operations

For the Year Ended December 31, 2001

Investment income:	
Interest	$ 1,480,822
Dividends	114,778
Total income	1,595,600

Expenses:	
Management fees	12,526,092
Distribution and Service fees[a]	8,133,382
Transfer Agent fees[b]	2,261,052
Custodian fees	166,957
Registration fees	95,972
Professional fees	45,408
Trustee fees	11,799
Service Share fees	1,637
Other	388,755
Total expenses	23,631,054
Less — expense reductions	(6,895)
Net expenses	23,624,159
NET INVESTMENT LOSS	(22,028,559)

Realized and unrealized gain (loss) on investment transactions:	
Net realized loss from investment transactions	(743,902,818)
Net change in unrealized loss on investments	187,355,778
Net realized and unrealized loss on investment transactions	(556,547,040)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(578,575,599)

(a) Class A, Class B and Class C Shares had Distribution and Service fees of $1,200,002, $4,540,976 and $2,392,404, respectively.

(b) Class A, Class B, Class C, Institutional Class and Service Class Shares had Transfer Agent fees of $912,001, $862,786, $454,557, $31,554 and $154, respectively.

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
From operations:		
Net investment loss	$ (22,028,559)	$ (37,251,068)
Net realized loss on investment transactions	(743,902,818)	(143,421,240)
Net change in unrealized gain (loss) on investments	187,355,778	(927,470,699)
Net decrease in net assets resulting from operations	(578,575,599)	(1,108,143,007)
Distributions to shareholders:		
From net realized gain on investment transactions		
Class A Shares	—	(12,416,816)
Class B Shares	—	(11,416,015)
Class C Shares	—	(6,375,111)
Institutional Shares	—	(1,864,030)
Service Shares	—	(10,326)
Total distributions to shareholders	—	(32,082,298)
From share transactions:		
Proceeds from sales of shares	253,692,977	1,980,084,307
Reinvestment of dividends and distributions	—	26,454,506
Cost of shares repurchased	(505,521,818)	(645,181,450)
Net increase (decrease) in net assets resulting from share transactions	(251,828,841)	1,361,357,363
TOTAL INCREASE (DECREASE)	(830,404,440)	221,132,058
Net assets:		
Beginning of year	1,731,412,451	1,510,280,393
End of year	$ 901,008,011	$ 1,731,412,451
Accumulated net investment loss	$ —	$ —

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Total distributions to shareholders from net realized gains	Net asset value, end of period
		Net investment loss[c]	Net realized and unrealized gain (loss)	Total from investment operations		
FOR THE YEARS ENDED DECEMBER 31,						
2001 - Class A Shares	$11.90	$(0.13)	$(3.86)	$(3.99)	$ —	$ 7.91
2001 - Class B Shares	11.79	(0.20)	(3.82)	(4.02)	—	7.77
2001 - Class C Shares	11.78	(0.20)	(3.81)	(4.01)	—	7.77
2001 - Institutional Shares	11.97	(0.09)	(3.90)	(3.99)	—	7.98
2001 - Service Shares	11.88	(0.13)	(3.86)	(3.99)	—	7.89
2000 - Class A Shares	19.25	(0.20)	(6.94)	(7.14)	(0.21)	11.90
2000 - Class B Shares	19.20	(0.33)	(6.87)	(7.20)	(0.21)	11.79
2000 - Class C Shares	19.19	(0.33)	(6.87)	(7.20)	(0.21)	11.78
2000 - Institutional Shares	19.25	(0.13)	(6.94)	(7.07)	(0.21)	11.97
2000 - Service Shares	19.23	(0.21)	(6.93)	(7.14)	(0.21)	11.88
FOR THE PERIOD ENDED DECEMBER 31,						
1999 - Class A Shares (commenced October 1)	10.00	(0.05)	9.30	9.25	—	19.25
1999 - Class B Shares (commenced October 1)	10.00	(0.08)	9.28	9.20	—	19.20
1999 - Class C Shares (commenced October 1)	10.00	(0.08)	9.27	9.19	—	19.19
1999 - Institutional Shares (commenced October 1)	10.00	(0.03)	9.28	9.25	—	19.25
1999 - Service Shares (commenced October 1)	10.00	(0.05)	9.28	9.23	—	19.23

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment loss to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
				Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	
(33.53)%	$325,639	1.50%	(1.37)%	1.50%	(1.37)%	24%
(34.10)	345,170	2.25	(2.12)	2.25	(2.12)	24
(34.04)	173,860	2.25	(2.12)	2.25	(2.12)	24
(33.33)	56,030	1.10	(0.97)	1.10	(0.97)	24
(33.59)	309	1.60	(1.40)	1.60	(1.40)	24
(37.24)	664,994	1.50	(1.13)	1.50	(1.13)	82
(37.65)	621,790	2.25	(1.88)	2.25	(1.88)	82
(37.67)	339,431	2.25	(1.88)	2.25	(1.88)	82
(36.88)	104,631	1.10	(0.74)	1.10	(0.74)	82
(37.28)	566	1.60	(1.29)	1.60	(1.29)	82
92.50	575,535	1.50[b]	(1.29)[b]	1.79[b]	(1.58)[b]	16
92.00	537,282	2.25[b]	(2.04)[b]	2.54[b]	(2.33)[b]	16
91.90	329,135	2.25[b]	(2.05)[b]	2.54[b]	(2.34)[b]	16
92.50	68,275	1.10[b]	(0.88)[b]	1.39[b]	(1.17)[b]	16
92.30	53	1.60[b]	(1.35)[b]	1.89[b]	(1.64)[b]	16

Notes to Financial Statements

December 31, 2001

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Internet Tollkeeper Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Securities for which quotations are not readily available, are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Securities Transactions and Investment Income — Securities transactions are recorded as of the trade date. Realized gains and losses on sales of investments are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is determined on the basis of interest accrued, premium amortized and discount earned.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Expenses — Expenses incurred by the Trust which do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro-rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Fund bear all expenses and fees relating to their respective Distribution and Service Plans. Each class of shares separately bears its respective class-specific Transfer Agency fees. Shareholders of Service Shares bear all expenses and fees paid to service organizations.

D. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Income and capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as from net investment income or net realized gain on investment transactions, or from paid-in-capital, depending on the type of book/tax differences that may exist.

E. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities, including accrued interest, is required to equal or exceed the value of the repurchase agreement. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodian.

F. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management (''GSAM''), a unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Fund. Under the Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 1.00% of the average daily net assets of the Fund.

Goldman Sachs has voluntarily agreed to limit ''Other Expenses'' for the Fund (excluding Management fees, Service Share fees, Distribution and Service fees, Transfer Agent fees and expenses, litigation and indemnification costs, taxes, interest, brokerage commissions, and extraordinary expenses) to the extent such expenses exceed 0.06% of the average daily net assets of the Fund. For the year ended December 31, 2001, there was no expense reimbursement. However, the Fund has entered into certain expense offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the year ended December 31, 2001, the custody fees were reduced by approximately $7,000 under such arrangements.

Goldman Sachs serves as the Distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges and has advised the Fund that it retained approximately $450,000 for the year ended December 31, 2001.

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00% and 1.00% of the average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively (on an annualized basis), of the average daily net asset value of the Service Shares.

Goldman Sachs also serves as the Transfer Agent of the Fund for a fee. Fees charged for such Transfer Agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

At December 31, 2001, the Fund owed approximately $806,000, $520,000 and $141,000 for Management, Distribution and Service and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the year ended December 31, 2001, were $288,581,707 and $528,405,697, respectively. For the year ended December 31, 2001, Goldman Sachs earned approximately $9,000 of brokerage commissions from portfolio transactions.

5. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This

Notes to Financial Statements (continued)

December 31, 2001

5. LINE OF CREDIT FACILITY (continued)

facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. This facility also requires a fee to be paid by the Fund based on the amount of the commitment which has not been utilized. During the year ended December 31, 2001, the Fund did not have any borrowings under this facility.

6. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with GSAM or its affiliates, transfers uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At December 31, 2001, the Fund did not participate in the repurchase agreement.

7. DISTRIBUTIONS TO SHAREHOLDERS

As of December 31, 2001, the components of accumulated losses on a tax basis were as follows:

Undistributed ordinary income — net	$—
Undistributed long-term capital gains	—
Total undistributed earnings	$—
Capital loss carryforward	(856,035,902)
Timing differences (i.e., post-October losses)	(27,449,500)
Unrealized losses — net	(407,943,310)
Total accumulated losses — net	$(1,291,428,712)
Capital loss carryforward year of expiration	2009

At December 31, 2001, the Fund's aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

Tax Cost	$1,311,441,010
Gross unrealized gain	57,316,720
Gross unrealized loss	(465,260,030)
Net unrealized security loss	$(407,943,310)

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

8. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Year Ended December 31, 2001		For the Year Ended December 31, 2000	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	13,863,504	$ 134,745,968	45,608,881	$ 853,013,004
Reinvestment of dividends and distributions	—	—	748,039	10,524,915
Shares repurchased	(28,574,363)	(250,586,649)	(20,372,806)	(327,255,413)
	(14,710,859)	(115,840,681)	25,984,114	536,282,506
Class B Shares				
Shares sold	3,732,350	36,347,875	32,824,493	615,775,310
Reinvestment of dividends and distributions	—	—	667,484	9,313,505
Shares repurchased	(12,077,861)	(105,374,054)	(8,708,908)	(138,973,664)
	(8,345,511)	(69,026,179)	24,783,069	486,115,151
Class C Shares				
Shares sold	2,310,270	22,293,442	19,106,783	358,830,187
Reinvestment of dividends and distributions	—	—	352,847	4,915,377
Shares repurchased	(8,739,449)	(77,419,537)	(7,791,870)	(126,281,702)
	(6,429,179)	(55,126,095)	11,667,760	237,463,862
Institutional Shares				
Shares sold	6,143,919	60,260,767	8,391,336	151,507,146
Reinvestment of dividends and distributions	—	—	119,474	1,690,559
Shares repurchased	(7,866,098)	(72,007,048)	(3,315,319)	(52,404,910)
	(1,722,179)	(11,746,281)	5,195,491	100,792,795
Service Shares				
Shares sold	4,373	44,925	64,279	958,660
Reinvestment of dividends and distributions	—	—	722	10,150
Shares repurchased	(12,870)	(134,530)	(20,171)	(265,761)
	(8,497)	(89,605)	44,830	703,049
NET INCREASE (DECREASE)	(31,216,225)	$(251,828,841)	67,675,264	$1,361,357,363

Notes to Financial Statements (continued)

December 31, 2001

9. CERTAIN RECLASSIFICATIONS

In accordance with AICPA Statement of Position 93-2, the Fund has reclassified $22,028,559 from paid-in capital to accumulated net investment loss. This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis. Reclassifications result primarily from the difference in the tax treatment of net operating losses.



Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Trust

We have audited the accompanying statement of assets and liabilities of Goldman Sachs Internet Tollkeeper Fund (one of the funds comprising the Goldman Sachs Trust) (the ''Fund''), including the statement of investments, as of December 31, 2001, the related statement of operations for the year then ended and the statement of changes in net assets and the financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the period ended December 31, 1999 were audited by other auditors whose report, dated February 17, 2000, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights, audited by us, referred to above present fairly, in all material respects, the financial position of the Goldman Sachs Internet Tollkeeper Fund at December 31, 2001, the results of its operations, the changes in its net assets, and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
February 5, 2002

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 59	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Senior Vice President of Scott Paper Company (until June 1994); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors—III and IV (since November 1998); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Patrick T. Harker Age: 43	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000); UPS Transportation Professor for the Private Sector, Professor of Systems Engineering and Chairman of Systems Engineering, School of Engineering and Applied Science, University of Pennsylvania (prior thereto). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Mary P. McPherson Age: 66	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978-1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988-1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Wilma J. Smelcer Age: 52	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); Chief Administrative Officer, Bank of America, Illinois (1996-1997); Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Richard P. Strubel Age: 62	Trustee	Since 1987	President, COO and Director Unext Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999) Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (1990-1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*David B. Ford Age: 55	Trustee	Since 1994	Advisory Director, Goldman Sachs & Co. (since December 2001) Director, Goldman Sachs Princeton, LLC (formerly, Commodities Corp. LLC) (futures and commodities traders) (April 1997-December 2001); Managing Director, J. Aron & Company (commodity dealer and risk management adviser) (November 1996-December 2001); Managing Director, Goldman Sachs & Co. Investment Management Division (November 1996-December 2001); Chief Executive Officer and Director, CIN Management (investment adviser) (August 1996-December 2001); Chief Executive Officer & Managing Director and Director, Goldman Sachs Asset Management International (November 1995 and December 1994, respectively to December 2001); Co-Head, Goldman Sachs Asset Management (November 1995-December 2001); Co-Head and Director, Goldman Sachs Funds Management, L.P. (November 1995 and December 1994, respectively to December 2001); and Chairman and Director, Goldman Sachs Asset Management Japan Limited (November 1994-December 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
*Alan A. Shuch Age: 52	Trustee	Since 1990	Advisory Director—GSAM (since May 1999); Limited Partner, Goldman Sachs (prior to May 1999); General Partner, Goldman Sachs (prior to December 1994); President and Chief Operating Officer of GSAM (prior to December 1994); and Consultant to GSAM (since December 1994). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
*Kaysie P. Uniacke Age: 40	Trustee &	Since 2001	Managing Director, GSAM (since 1997); and Vice President and Senior Fund Manager, GSAM (1988 to 1997).		
	Assistant Secretary	Since 1997	Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None

* These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date a Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) in accordance with the current resolutions of the Board of Trustees (which may be changed by the Trustees without shareholder vote) after the Trustee attains the age of 72 years; or (d) the Trust terminates.

[4] The Goldman Sachs Mutual Fund Complex consists of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2001, Goldman Sachs Trust consisted of 60 portfolios, including the Fund described in this Report, and Goldman Sachs Variable Insurance Trust consisted of 9 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities and Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Act.

Additional Information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the U.S.): 800-292-4726.

Officers of the Trust*

Name, Age And Address	Position(s) Held With Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Gary D. Black 32 Old Slip New York, NY 10005 Age: 41	**President**	**Since 2001**	**Managing Director, Goldman Sachs (since June 2001); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst (February 1992-December 1998).** **President—Goldman Sachs Mutual Fund Complex (since 2001) (registered investment companies).**
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 37	**Treasurer**	**Since 1997**	**Vice President, Goldman Sachs (since July 1995); and Director/Fund Accounting & Custody, Investors Bank & Trust Company (November 1993-July 1995).** **Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).**
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 41	**Vice President**	**Since 1997**	**Managing Director, Goldman Sachs (since October 1999); Vice President of GSAM (April 1997-December 1999); and Vice President and General Manager, First Data Corporation—Investor Services Group (1994 to 1997).** **Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).**
James A. McNamara 4900 Sears Tower Chicago, IL 60606 Age 39	**Vice President**	**Since 2001**	**Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998).** **Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).**
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 36	**Secretary**	**Since 2001**	**Assistant General Counsel, GSAM and General Counsel to the U.S. Funds Group (since December 1997); Assistant General Counsel and Vice President, Goldman Sachs (since November 1993 and May 1994, respectively); Counsel to the Funds Group, GSAM (November 1993-December 1997).** **Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.**

[1] *Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

* Represents a partial list of Officers of the Trust. Additional information about all the Officers is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the U.S.):800-292-4726.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and more than $295 billion in assets under management, our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- **Global Resources and Global Research**
- **Team Approach**
- **Disciplined Processes**

Innovative, Value-Added Investment Products

- **Thoughtful Solutions**
- **Risk Management**

Outstanding Client Service

- **Dedicated Service Teams**
- **Excellence and Integrity**

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 40 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



Global Sector Funds

- **Consumer Growth Fund**
- **Financial Services Fund**
- **Health Sciences Fund**
- **Infrastructure and Resources Fund**
- **Technology Fund**

International Equity Funds

- **Asia Growth Fund**
- **Emerging Markets Equity Fund**
- **International Growth Opportunities Fund**
- **Japanese Equity Fund**
- **European Equity Fund**
- **International Equity Fund**
- **CORE^SM International Equity Fund**

Domestic Equity Funds

- **Small Cap Value Fund**
- **CORE^SM Small Cap Equity Fund**
- **Mid Cap Value Fund**
- **Growth Opportunities Fund**
- **Research Select Fund^SM**
- **Strategic Growth Fund**
- **Capital Growth Fund**
- **Large Cap Value Fund**
- **Growth and Income Fund**
- **CORE^SM Large Cap Growth Fund**
- **CORE^SM Large Cap Value Fund**
- **CORE^SM U.S. Equity Fund**
- **CORE^SM Tax-Managed Fund**

Specialty Funds

- **Internet Tollkeeper Fund^SM**
- **Real Estate Securities Fund**

Asset Allocation Funds

- **Balanced Fund**
- **Asset Allocation Portfolios**

Fixed Income Funds

- **High Yield Fund**
- **High Yield Municipal Fund**
- **Global Income Fund**
- **Core Fixed Income Fund**
- **Municipal Income Fund**
- **Government Income Fund**
- **Short Duration Tax-Free Fund**
- **Short Duration Government Fund**
- **Adjustable Rate Government Fund**
- **Enhanced Income Fund**

Money Market Funds[1]

[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Goldman Sachs Research Select Fund^SM, Internet Tollkeeper Fund^SM and the CORE^SM Funds are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Holdings listed are as of 12/31/01 and are not indicative of future holdings.

Goldman, Sachs & Co. is the distributor of the Fund.

Goldman Sachs Internet Tollkeeper Fund is a service mark of Goldman, Sachs & Co.

Emerging markets securities are volatile. They are subject to substantial currency fluctuations and sudden economic and political developments. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

The Fund is subject to greater risk of loss as a result of adverse economic business or other developments than if its investments were diversified across different industry sectors. Securities of issuers held by the Fund may lack sufficient market liquidity to enable the Fund to sell the securities at an advantageous time or without a substantial drop in price.

The Fund invests in "Internet Tollkeeper" companies, and its net asset value may fluctuate substantially over time. Because the Fund concentrates its investments in Internet Tollkeeper companies, the Fund's performance may be substantially different from the returns of the broader stock market and of "pure" Internet funds. Past performance is not an indication of future returns and, depending on the timing of your investment, you may lose money even if the Fund's past returns have been positive.

The Fund may participate in the Initial Public Offering (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investments in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investments in IPOs on its total returns may not be as significant.

02-268 / TOLLAR / 170.3K / 3-02